Exhibit 99.2
VERTICAL CALLS EXTRAORDINARY GENERAL MEETING
London, UK & New York, USA | 17 September 2024 — Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces it will hold an Extraordinary General Meeting (“EGM”) at 10:00 a.m. (GMT) on September 30th 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom.
This follows the Company’s receipt of a shareholders’ requisition dated 30 August 2024, issued by Stephen Fitzpatrick, in his capacity as the holder of greater than 10.0% of the issued and outstanding ordinary shares of the Company, requesting the directors of the Company to convene an Extraordinary General Meeting (“EGM”) for the sole purpose of considering and, if thought fit, passing a number of resolutions to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”).
Among other things, the proposed amendments would remove the requirement for any of the directors Mr. Fitzpatrick is entitled to appoint under the Articles to be independent (subject to NYSE minimum independence requirements), and introduce the ability for shareholders of the Company holding a majority of the issued and outstanding ordinary shares to remove any director by written instruction.
The Company has furnished a circular to its shareholders, providing notice of the EGM, and including a form of proxy card in connection with the proposals sought to be adopted by the EGM, which is attached as an exhibit to a current report on Form 6-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on 17 September, 2024.
Notes to Editors
About Vertical Aerospace
Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.
Vertical has 1,500 pre-orders of the VX4 worth $6bn, with customers across four continents, including Virgin Atlantic, American Airlines, Japan Airlines, GOL and Bristow.
Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer. Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.
For more information:
Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the announced extraordinary general meeting, design and manufacture of the VX4, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.